UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Barc Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8875 Hidden River Parkway Suite 300
(No. and Street)

Tampa	Florida	33637
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R Barclay 813-293-4111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E Sybelia Avenue	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Michael R. Barclay_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____M Barc INvestment Group, Inc._____ , as of _____December 31_____ , 20 _15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM


Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M Barc Investment Group, Inc.
(SEC I.D. 8-49297)

Financial Statements and
Supplemental Schedule
For the Year Ended December 31, 2015

M BARC INVESTMENT GROUP INC

December 31, 2015

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Management
M Barc Investment Group, Inc.

We have audited the accompanying statement of financial condition of M Barc Investment Group, Inc. as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of M Barc Investment Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Barc Investment Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of M Barc Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of M Barc Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
March 13, 2016

M BARC INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	14,141
Prepaid expenses		4,602
Property and equipment, net		1,658
Total assets	$	20,401

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,292
Total liabilities		2,292
Stockholder's equity		
Common Stock		
2,000 shares authorized, NO PAR VALUE		-
1.,500 shares issued and outstanding		1,500
Additional Paid in Capital		73,199
Distributions		(39,300)
Retained (Deficit)		(17,290)
Total Stockholders Equity		18,109
Total liabilities and stockholders' equity	$	20,401

M BARC INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Private Placement Fee Income	$	99,520
Total revenue		99,520
Expenses:		
Consulting Expenses		26,709
Officers Commission		25,000
Rent		14,614
Communication/Email Expense		476
Professional fees		8,886
Registration & Regulatory fees		6,615
Travel & Entertainment		1,729
Depreciation		267
Office Expense		1,145
Other Operating Expenses		661
Total Costs and Expenses		86,102
Net Income	$	13,417

See accompanying notes to financial statements

M Barc Investment Group, Inc.
Statement of Changes In Stockholders' Equity
For The Year Ended December 31, 2015

	Common Stock		Additional Paid-In Capital		Retained Earnings (Deficit)		Total Stockholders' Equity	
Balance, January 1, 2015	$	1,500	$	47,154	$	(30,707)	$	17,947
Stockholders' distributions, net		-		(39,300)			$	(39,300)
Increase in Additional Paid in Capital				26,045			$	26,045
Net Income		-				13,417		13,417
Balance, December 31, 2015	$	1,500	$	33,899	$	(17,290)	$	18,109

See accompanying notes to financial statements

-4-

M BARC INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net Income (Loss)	$	13,417
Adjustments to reconcile net income (loss) to net cash		
used in operating activites:		
Changes in assets and liabilities:		
Depreciation Expense		267
(Increase) decrease in:		
Prepaid expenses		(407)
Increase (decrease) in:		
Accounts payable and accrued expenses		(7,442)
Net cash provided by operating activities		5,835
Cash Flows from Investing		
Purchase of Equipment		(1,926)
Net cash used in investing activities		(1,926)
Cash flows from financing activities:		
Contributions		26,045
Distributions		(39,300)
Net cash used in financing activities		(13,255)
Net decrease in cash		(9,346)
Cash, beginning of year		23,487
Cash, end of year	$	14,141
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

M Barc Investment Group, Inc. was incorporated in the State of Pennsylvania on April 3, 1996. The Company was formed as Sentinel Capital Markets Group, Inc and then changed its name to Wildwood Securities

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and earns fees from the sale of private placements..

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of M Barc Investment Group, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Private Placement Fee Income
Fees from Private Placements are recognized as earned.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income Taxes

At December 31, 2015, the Company had approximately $48,319 of tax loss carry forwards for which no benefit has been reported in the financial statements because those benefits may not be realized. A 100% valuation allowance has been provided. The company's income tax returns are subject to the examination by the tax authorities for a period of three years from the date they are filed. As of December 31, 2015, the tax returns for the years 2012, 2013, and 2014 are subject to examination

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $ 11,849, which was $6,849 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1934 to 1. The Company had accrued liabilities of $2,292 at December 31, 2015.

NOTE 4. CONCENTRATIONS OF CREDIT RISK AND CUSTOMERS

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2015, the Company had no uninsured balances.

The Company has one placement that was 80% of the fee income for the year ended December 31, 2015.

NOTE 5. LEASE

The Company leased its facility pursuant to an agreement commencing July 1, 2014 and terminating June 30, 2015 at the base rate of $929 per month, which was renewed for a base rent of $1,049 per month with an expiration date of June 30, 2016. Rent paid under the lease was $14,614, which includes various fees. Minimum future rental payments under the base lease are $6,294 for 2016.

NOTE 6. COMMITMENTS CONTINGENCIES

M Barc Investment Group does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threat or other circumstances that my lead to the assertion of a claim at a future date

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 13, 2016, the date that the financial statements were available to be issued.

M BARC INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

<u>Net capital computation:</u>

Total Equity	$	18,109
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		4,602
Fixed Assets (net)		1,658
Total non-allowable assets		6,260
Net capital before haircuts on securities positions		11,849
Total haircuts on securities		-
Net capital		11,849
Required minimum capital		5,000
Excess net capital	$	6,849

<u>Aggregate indebtedness:</u>

Aggregate indebtedness as included in the		
Statement of Financial Condition	$	2,292
Ratio of aggregate indebtedness to net capital		.1934 to 1

There are no material differences between the preceeding computation and
the Company's corresponding unaudited Part II A of Form X-17A-5
as of December 31, 2015



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
M Barc Investment Group, Inc.

We have reviewed management's statements, included in the accompanying M Barc Investment Group, Inc. Exemption Report, in which (1) M Barc Investment Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M Barc Investment Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) M Barc Investment Group, Inc. stated that M Barc Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M Barc Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Barc Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
March 13, 2016

M BARC INVESTMENT GROUP, INC..
Formally Westwood Capital
8875 HIDDEN RIVER PARKWAY
SUITE 300
TAMPA, FLORIDA 33637

Assertions Regarding Exemption Provisions

M Barc Investment Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (C.F.R.-240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R.-240.17a-5(d)(1) and (4). To our best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R.-240.15c-3 under the following provisions of 17C.F.R.-240.15c-3 (k)(2)(i) and

(2) The Company met the identified exemption provisions in 17C.F.R.-240.15c-3 (k)(2)(i) throughout the most recent fiscal year without exception

I, Michael Barclay, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct throughout the most recent fiscal year without exception and qualify for the exemption under the rule.



X _____

Michael R. Barclay
President